UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Mittal Steel Company N.V.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

61684P101

(CUSIP Number)

Gamal M. Abouali
Cleary Gottlieb Steen & Hamilton LLP
12, rue de Tilsitt
75008 Paris
France
+33.1.40.74.68.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61684P101	13D	Page 2 of 16

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES	7	SOLE VOTING POWER 303,333
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 623,250,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 303,333
WITH	10	SHARED DISPOSITIVE POWER 623,250,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,553,333
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 61684P101	13D	Page 3 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES	7	SOLE VOTING POWER 45,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 623,250,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 45,000
WITH	10	SHARED DISPOSITIVE POWER 623,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,295,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 61684P101	13D	Page 4 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ispat International Investments, S.L., Sociedad Unipersonal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 98,250,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 98,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 61684P101	13D	Page 5 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mittal Investments S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 525,000,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 525,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 61684P101	13D	Page 6 of 16

This Amendment No. 1 (the “First Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”), with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined in the Statement), relating to the Class A Common Shares, nominal value EUR0.01 per share (“Class A Common Shares”), of Mittal Steel Company N.V., a company organized under the laws of The Netherlands (“Mittal Steel”). The principal executive offices of Mittal Steel are located at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands. Unless otherwise indicated, capitalized terms used but not defined in this First Amendment have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background.

The response set forth in Item 2 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Statement is being jointly filed by Mr. Lakshmi N. Mittal (“Mr. Mittal”), Mrs. Usha Mittal (“Mrs. Mittal”), Ispat International Investments, S.L., Sociedad Unipersonal, a company organized under the laws of Spain (“International”), and Mittal Investments S.à r.l., (formerly known as Mittal Steel (S.a.r.l.), a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”, together with International, Mr. Mittal and Mrs. Mittal, the “Reporting Persons” and each, a “Reporting Person”).

Mr. Mittal

Mr. Mittal is a citizen of the Republic of India. His principal business address is c/o Mittal Steel Company Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mr. Mittal’s principal occupation is Chairman of the Board of Directors of Mittal Steel.

Mrs. Mittal

Mrs. Mittal is a citizen of the Republic of India. Her principal business address is c/o Mittal Steel Company Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mrs. Mittal is the wife of Mr. Mittal.

International

International is a company organized under the laws of Spain. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International. The address of the principal office of International is Calle Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain. International is a holding company whose primary business is holding shares of Mittal Steel.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of International and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than International, as the case may be, for which such information is set forth.

LuxCo

LuxCo is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of LuxCo. The address of the principal office of LuxCo is 65, Boulevard Grand-Duchesse Charlotte, L-1331 Luxembourg, Luxembourg. LuxCo is a company whose primary business is to act as a holding company for investments made by its shareholders.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of LuxCo and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than LuxCo, as the case may be, for which such information is set forth.

CUSIP No. 61684P101	13D	Page 7 of 16

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A and B to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

No Class A Common Shares were acquired since the filing of the Statement. Differences in share ownership between this First Amendment and the Statement are the result of the number of options which could have been exercised within 60 days of the filing of the Statement and the number of options that may be exercised within 60 days of the filing of this First Amendment. No options have been exercised since the filing of the Statement.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The description of the Memorandum of Understanding set forth in Item 6 of this First Amendment below is incorporated herein by reference.

Each of the Reporting Persons intends to review its investment in Mittal Steel on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, subject to the limitations imposed on such party by the Memorandum of Understanding, (a) to acquire additional securities of Mittal Steel, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of Mittal Steel owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Mittal Steel’s business and prospects; other developments concerning Mittal Steel and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Class A Common Shares.

Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Mittal Steel, or the disposition of securities of Mittal Steel;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Mittal Steel or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Mittal Steel or of any of its subsidiaries;

(d) Any change in the present board of directors or management of Mittal Steel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Mittal Steel;

(f) Any other material change in Mittal Steel’s business or corporate structure;

CUSIP No. 61684P101	13D	Page 8 of 16

(g) Changes in Mittal Steel’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Mittal Steel by any person;

(h) A class of securities of Mittal Steel being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Mittal Steel becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Under Mittal Steel’s Articles of Association, each Class B Common Share is convertible at any time and from time to time at the option of the holder thereof into one Class A Common Share. All share ownership percentages stated in this Statement for Class A Common Shares are calculated assuming conversion of all outstanding Class B Common Shares into Class A Common Shares.

(a) International is the owner of 26,100,000 Class A Common Shares and 72,150,000 Class B Common Shares. As a result, International is the beneficial owner of 98,250,000 Class A Common Shares, representing 7.2% of the Class A Common Shares outstanding.

LuxCo is the owner of 139,659,790 Class A Common Shares and 385,340,210 Class B Common Shares. As a result, LuxCo is the beneficial owner of 525,000,000 Class A Common Shares, representing 38.3% of the Class A Common Shares outstanding.

Mr. Mittal is the direct owner of 30,000 Class A Common Shares and holds options to acquire an additional 273,333 Class A Common Shares, together representing less than 0.1% of the Class A Common Shares outstanding. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mr. Mittal is the beneficial owner of 623,553,333 Class A Common Shares, representing 45.5% of the Class A Common Shares outstanding.

Mrs. Mittal is the direct owner of 5,000 Class A Common Shares and holds options to acquire an additional 40,000 Class A Common Shares, together representing less than 0.1% of the Class A Common Shares outstanding. Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mrs. Mittal is the beneficial owner of 623,295,000 Class A Common Shares, representing 45.5% of the Class A Common Shares outstanding.

The calculation of the foregoing percentages is based on 1,370,998,526 Class A Common Shares outstanding on August 1, 2006 (which consists of (i) 913,508,316 Class A Common Shares outstanding plus (ii) 457,490,210 Class A Common Shares issuable upon conversion of the 457,490,210 Class B Common Shares owned by International or LuxCo).

(b) International has the power to vote or to direct the vote or dispose or direct the disposition of 26,100,000 Class A Common Shares and 72,150,000 Class B Common Shares, which it shares with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of International. As a result, International shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 98,250,000 Class A Common Shares, representing 7.2% of the Class A Common Shares outstanding.

LuxCo has the power to vote or to direct the vote or dispose or direct the disposition of 139,659,790 Class A Common Shares and 385,340,210 Class B Common Shares, which it shares with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of LuxCo. Accordingly, LuxCo shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000 Class A Common Shares, representing 38.3% of the Class A Common Shares outstanding.

CUSIP No. 61684P101	13D	Page 9 of 16

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 30,000 Class A Common Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 273,333 Class A Common Shares that are the subject of the options he holds, assuming exercise of such options, together representing less than 0.1% of the Class A Common Shares outstanding. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of Class A Common Shares with each of them as described in the preceding two paragraphs) and accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 623,250,000 Class A Common Shares, representing 45.5% of the Class A Common Shares outstanding.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 5,000 Class A Common Shares that she owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 40,000 Class A Common Shares that are the subject of the options she holds, assuming exercise of such options, together representing less than 0.1% of the Class A Common Shares outstanding. Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of Class A Common Shares with each of them as described in the first two paragraphs of this Item 5(b)) and accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 623,250,000 Class A Common Shares, representing 45.5% of the Class A Common Shares outstanding.

The calculation of the foregoing percentages is based on 1,370,998,526 Class A Common Shares outstanding on August 1, 2006 (which consists of (i) 913,508,316 Class A Common Shares outstanding plus (ii) 457,490,210 Class A Common Shares issuable upon conversion of the 457,490,210 Class B Common Shares owned by International or LuxCo).

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Class A Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by adding to the end of Item 6 the following:

The following summary of terms of the Memorandum of Understanding (as defined below) is qualified in its entirety by reference to the full text of the Memorandum of Understanding, a copy of which is included as Exhibit 5 to this First Amendment and is incorporated herein by reference.

On June 25, 2006, the Reporting Persons entered in a Memorandum of Understanding (the “Memorandum of Understanding”) with Mittal Steel and Arcelor S.A., a société anonyme incorporated under the laws of Luxembourg (“Arcelor”) in connection with Mittal Steel’s outstanding tender offer for all of the outstanding Arcelor shares, ADSs and OCEANES due 2017 (the “Offer”), pursuant to which the Reporting Persons agreed to certain undertakings regarding the governance of the combined Mittal Steel / Arcelor group and certain related matters. On August 1, 2006, Mittal Steel completed the tender offer contemplated by the Memorandum of Understanding, and, as a result, Mittal Steel may no longer terminate the Memorandum of Understanding as a result of the withdrawal of the Offer for failure of any of the Offer conditions to be satisfied or waived.

Pursuant to the Memorandum of Understanding, the Reporting Persons have agreed to use their best efforts to procure, as soon as practicable following completion of the Offer and any related subsequent offer or compulsory buy-out, the merger of Mittal Steel into Arcelor, with Arcelor continuing to be incorporated, domiciled and headquartered in Luxembourg. The merger of Mittal Steel into Arcelor, resulting in a combined entity “Arcelor

CUSIP No. 61684P101	13D	Page 10 of 16

 Mittal”, is expected to take place during the first half of 2007. This merged entity would retain listings on the NYSE and in Paris, Amsterdam, Brussels, Luxembourg and Madrid, where Mittal Steel shares will be listed upon completion of the Offer. (References herein to the “Company” refer to each of Mittal Steel and Arcelor pre-merger, and to the top-level company in the Mittal Steel/Arcelor group following the merger of Arcelor and Mittal Steel.)

In addition, pursuant to the Memorandum of Understanding, the Reporting Persons have agreed that, as soon as possible after completion of the Offer, the Company will be governed by a Board of Directors, comprised solely of non-executive directors, and a Management Board, on the following terms:

Management Board. The day-to-day management of the Company will be entrusted to the Management Board. Pursuant to the Memorandum of Understanding, the initial Management Board will include the four then-current members of the Arcelor Management Board, the then-current Arcelor CEO becoming the Chief Executive Officer, and three members to be nominated by the then-current Mittal Steel Board of Directors, i.e., in total seven members. If the then-current Arcelor CEO withdraws or resigns, the new Company CEO would be appointed further to a proposal made by Mr. Joseph Kinsch and approved by Mr. Mittal.

On August 4, 2006, Mittal Steel announced the following appointments to its Management Board:

•	Roland Junck, Chief Executive Officer;
•	Aditya Mittal, Chief Financial Officer, with additional responsibility for the Flat American business;
•	Michel Wurth, Senior Executive Vice President Flat Products Europe;
•	Malay Mukherjee, Senior Executive Vice President Stainless, Mining, Asia & Africa;
•	Gonzalo Urquijo, Senior Executive Vice President Long Products and Distribution;
•	Davinder Chugh, Senior Executive Vice President Shared Services.

The Management Board is thus composed of three members who were Mittal Steel executives and three members who were Arcelor executives prior to their respective appointments to the Management Board. The appointments were approved on August 4, 2006 by the Board of Directors of both Mittal Steel and Arcelor.

Board of Directors. The Memorandum of Understanding provides that during the transitional period of three years following the settlement date of the Offer (the “Initial Term”), the Board of Directors of the Company will have the following characteristics:

Each initial Board of Directors will be composed of 18 non-executive members, each elected for a term of three years, the majority of whom will be independent.

•	Six members will be nominated by Mittal Steel, three of whom will be independent.
•	Six members will be from the then-existing Arcelor Board of Directors.
•	Three members will be from the then-existing Arcelor Board of Directors representing then-existing Arcelor major shareholders.
•	A further three members will be employee representatives.

All directors will be non-executive and a majority of the Company Board of Directors will be constituted by directors who are (i) independent within the meaning of the definition thereof in the NYSE listing standards as applied to non-U.S. companies (i.e., “foreign private issuers”), and (ii) unaffiliated with any shareholders owning or controlling more than 2% of the shares of the Company (post-completion of the Offer).

During the Initial Term, the Board of Directors will appoint one director as Chairman and one director as President of the Board of Directors. Mr. Joseph Kinsch shall be the first Chairman of the Board of Directors of Arcelor and Mr. Mittal (in his capacity as representative of the Reporting Persons) shall be the first President of the Board of Directors. Upon the retirement of Mr. Joseph Kinsch, Mr. Mittal (in his capacity as representative of the

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Reporting Persons) shall become Chairman and Mr. Joseph Kinsch shall propose the successor President, who shall be an independent director or a former employee of Arcelor. Mr. Mittal (in his capacity as representative of the Reporting Persons) shall continue to be the Chairman of the Board of Directors of Mittal Steel until the post-Offer merger and Mr. Joseph Kinsch shall be the President. The proposed successor President will serve as President for so long as he or she is a director and the Reporting Persons have agreed to vote for his or her renewal as director, except in case of gross negligence or willful misconduct in the exercise of his or her functions as director or in the event that the Appointments and Remuneration Committee vetoes his or her nomination. Moreover, upon retirement, death or incapacity of Mr. Mittal, he shall be replaced by any other representative designated by the Reporting Persons from time to time.

During the Initial Term, and subject to the Reporting Persons owning or controlling at least 15% of the outstanding share capital of the Company (post-completion of the Offer), the Reporting Persons will be entitled to elect to the Company’s Board of Directors up to (and not more than) six directors, including three directors who are affiliated (directly or indirectly) with the Reporting Persons and three independent directors.

On August 4, 2006, Mittal Steel announced that, subject to shareholder approval, the 18 non-executive members of the Board of Directors of Mittal Steel will be as follows:

•	The six Mittal Steel nominees are:
•	Lakshmi N. Mittal, Chairman of the Board;
•	Vanisha Mittal Bhatia;
•	Wilbur Ross;
•	Lewis Kaden;
•	François Pinault; and
•	Narayanan Vaghul.
•	The six Arcelor nominees are:
•	Joseph Kinsch, President of the Board;
•	José Ramon Alvares Rendueles;
•	Edmond Pachura;
•	HRH the Prince Guillaume of Luxembourg;
•	Sergio Silva de Freitas; and
•	Jean-Pierre Hansen.

•	The three shareholder representative nominees are:
•	Georges Schmit (Luxembourg State);
•	Antoine Spillmann (JMAC); and
•	Romain Zaleski (Tassara).

•	The three employee representative nominees are:
•	John Castegnaro;
•	Michel Marti; and
•	Manuel Fernández López.

Furthermore, pursuant to the Memorandum of Understanding, the Reporting Persons have agreed to the following matters:

Shareholder Voting Rights. From and after consummation of the Offer, all Company shares will have identical voting and economic rights.

Independence of the Company. During the Initial Term, the Reporting Persons will not increase their representation on the Company Board of Directors to attempt to remove a company director (other than a director appointed by it) or attempt to make any change to the composition or size of the Company Board of Directors. After the end of the Initial Term, and subject to the provisions of the Articles of Association, the Reporting Persons will be entitled to representation on the Company Board of Directors proportional to its shareholding.

Reporting Persons’ Right of Opposition. During the Initial Term, with respect to Board of Directors’ decisions that require shareholders’ approval, the Reporting Persons shall vote in accordance with the position expressed by the Board of Directors, unless Mr. Mittal opposes any such position, in which case the Reporting Persons can vote as they wish. During the Initial Term, if Mr. Mittal opposes any decision of the Board of Directors on a matter that does not require shareholders’ approval and that was not proposed by him, Mr. Mittal shall have the right to request such action to be first approved by a shareholders’ meeting and the Reporting Persons shall have the right to vote at such meeting as they see fit. The Board of Directors shall not approve any action that has been rejected by such shareholders’ meeting.

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Standstill. The Reporting Persons have agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it will own or control following completion of the Offer and any subsequent offer or compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Reporting Persons.

Notwithstanding the above, if (and whenever) the Reporting Persons hold, directly and indirectly, less than 45% of the then-issued Company shares, the Reporting Persons may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Reporting Persons are also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if the decisions to implement such measures were taken at a shareholders’ meeting in which the Reporting Persons did not vote or by the Company Board with a majority of independent directors voting in favor. Finally, the Reporting Persons are also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (i) a majority of the independent directors of the Company Board of Directors consents in writing to such acquisition by the Reporting Persons or (ii) the Reporting Persons acquire such shares in an offer for all of the shares of the Company.

Lock-Up. During the five-year period following the settlement date of the Offer, the Reporting Persons have agreed not to transfer (and to cause their affiliates not to transfer) directly or indirectly any of the shares in the Company that they hold without the approval of a majority of the independent directors of the Company, other than in connection with (i) an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or (ii) the tender of shares by the Reporting Persons in a self-tender offer by the Company. As an exception to the foregoing, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Reporting Persons may sell an amount of shares not exceeding 5% of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

Reduction of Authorized Capital. The authorized capital will be reduced to the number of shares outstanding after completion of the Offer (including any shares to be issued pursuant to outstanding stock options and OCEANES due 2017) so that any further capital increase will have to be approved by a shareholders’ meeting in accordance with applicable law.

Dividend Policy. The Reporting Persons agreed that the Company will seek to achieve high profitability targets and aspire to a 30% dividend payout target.

The rights and obligations of the Reporting Persons specifically summarized under Management Board, Board of Directors, Shareholder Voting Rights, Reporting Persons’ Right of Opposition, Standstill, Lock-up and Reduction of Authorized Capital in this Item 6 will cease to have effect upon the Reporting Persons no longer owning or controlling at least 15% of the Company’s outstanding share capital.

To the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of Mittal Steel, including but not limited to transfer or voting of any of the securities of Mittal Steel, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Mittal Steel.

CUSIP No. 61684P101	13D	Page 13 of 16

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1*	Joint Filing Agreement, dated as of December 22, 2004, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Ispat International Investments, S.L., Sociedad Unipersonal and Mittal Steel S.à.r.l.
2*	Acquisition Agreement, dated as of October 24, 2004, between Ispat International N.V. and Richmond Investment Holdings Limited.
3*	Parent Shareholder Support Agreement, dated as of October 24, 2004, between Ispat International Investments, S.L., Sociedad Unipersonal and International Steel Group Inc.
4*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
5**

Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à.r.l. and ISPAT International Investments S.L.

* Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.

** Incorporated by reference to Exhibit 99.1 of Mittal Steel’s Form 6-K filed with the Commission on June 29, 2006.

CUSIP No. 61684P101	13D	Page 14 of 16

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 24, 2006

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

ISPAT INTERNATIONAL INVESTMENTS, S.L., SOCIEDAD UNIPERSONAL
By:	/s/ Sudhir Maheshwari
Name: Sudhir Maheshwari
Title: Director

By:	/s/ Nanette Merks
Name: Nanette Merks
Title: Director

MITTAL INVESTMENTS S.À R.L.
By:	/s/ Rajan Tandon
Name: Rajan Tandon
Title: Manager A

Universal Management Services S.à.r.l.
as Manager B

By:	/s/ Benoît Nasr
Name: Benoît Nasr
Title: Manager

By:	/s/ Hans de Graaf
Name: Hans de Graaf
Title: Manager

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING ISPAT INTERNATIONAL INVESTMENTS, S.L., SOCIEDAD UNIPERSONAL

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Sudhir Maheshwari	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	Managing Director – Business Development & Treasury, Mittal Steel	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	India
Ms. Nanette Merks	Hofplein 20, 6th Floor, 3032 AC Rotterdam, Netherlands	Executive, Mittal Steel	Hofplein 20, 6th Floor, 3032 AC Rotterdam, Netherlands	Netherlands
Mr. Jaime Dominguez Salgado	Emilio Castelar 4-5, Oficina 307, 35007, Las Palmas, Gran Canaria, Spain	Executive, MUNDIAUDIT SL	Calle Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain	Spain

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING MITTAL INVESTMENTS S.À.R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Rajan Tandon	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	Executive, Mittal Steel	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	British
Mr. Sanjay Shukla	Hofplein 20, 6th Floor, 3032 AC Rotterdam, Netherlands	Executive, Mittal Steel	Hofplein 20, 6th Floor, 3032 AC Rotterdam, Netherlands	India
Universal Management Services Sarl	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg , Luxembourg	Corporate entity that serves as a company director	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg , Luxembourg	Luxembourg